January 22, 2014

Mr. Gus Rodriguez

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

110 F Street N

Washington, D.C. 20549

Re:	Texas Capital Bancshares, Inc. (“TCBI”)

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 21, 2013

Form 10-Q for the Period Ended June 30, 2013

Filed July 29, 2013

File No. 001-34657

Dear Mr. Rodriguez:

This correspondence is written to confirm to you that after further evaluation of the issues raised in your comment letters dated September 5, 2013, and October 23, 2013, we consulted with the Office of the Chief Accountant. After that consultation we determined that the above reports reflect an error (the “Error”) in the application of generally accepted accounting principles (“GAAP”) to the classification of legal interests in mortgage loans (“Mortgage Interests”) purchased in the mortgage warehouse finance business of our subsidiary, Texas Capital Bank (the “Bank”) which resulted in the Mortgage Interests being reflected on our consolidated balance sheets and statements of cash flows as “held for sale” rather than “held for investment.” We also evaluated the impact on the indicated reports of changes in the Bank’s risk-based capital ratios that resulted from changes in the risk weights assigned to the Mortgage Interests under regulatory guidance issued in April 2013, as reflected in amended Call Reports of the Bank for December 31, 2012 and 2011, and a Form 8-K filed by TCBI dated August 14, 2013 (the “Capital Ratio Changes”).

Based upon the considerations set forth in ASC 250-10-S99, which incorporates Staff Accounting Bulletins Nos. 99, Assessing Materiality (SAB 99) and 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (SAB 108), we have determined that the indicated conditions, considered individually and in combination, (i) do not materially misstate the referenced financial statements, taken as a whole, (ii) did not result from material weaknesses in TCBI’s internal controls over financial reporting and (iii) do not signify that TCBI’s disclosure controls were ineffective.

Securities and Exchange Commission

January 22, 2014

Correction of the Error and the Capital Ratio Changes will be made in TCBI’s future filings with the Commission.

We appreciate the staff’s thoughtful analysis of the issues relating to the appropriate accounting presentation of our mortgage finance business and related developments.

This will acknowledge that (i) TCBI is responsible for the adequacy and accuracy of the disclosures in the above referenced filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the referenced filings; and (iii) TCBI may not assert staff comments as a defense in any proceeding initiated by the Commission.

Please do not hesitate to contact me by telephone at 214-932-6778 or by email at peter.bartholow@texascapitalbank.com. You may also contact our counsel, Michael W. Tankersley of Bracewell & Giuliani LLP at 214-758-1092 or by email at mike.tankersley@bgllp.com.

Respectfully submitted,

/s/ Peter B. Bartholow
Peter B. Bartholow Chief Financial Officer

Cc:	Marc Thomas, Accounting Branch, Division of Corporation Finance

www.texascapitalbank.com

2000 McKinney Ave., Ste. 700 Dallas, TX 75201

P 214.932.6600 F 214.932.6604